December 9, 2011

Via EDGAR

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re: Prime Time Travel, Inc.
Registration Statement on Form S-1/A Filed October 25, 2011
File No. 333-174703

Dear Mr. Dobbie:

We are counsel to Prime Time Travel, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated October 28, 2011 relating to the above-captioned filing. Captions and section headings herein will correspond to those set forth in Amendment No. 5 to the Registration Statement (“Registration Statement”), a copy of which has been marked with the changes from the Form S-1/A filed on October 25, 2011, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment in italics immediately thereafter.

Shares Eligible for Future Sale, Page 23, Rule 144, page 23

Comment 1:   We note your response to our prior comment one and reissue. Please explain to us why you believe you are not a shell company. In this regard, please address each part of the definition of a shell company and provide us with your analysis why you do not meet the definition.

Response:   Rule 144(i)(1) defines a shell company as a Company that has no or nominal operations; and either (1)  no or nominal assets;  (2)  assets consisting solely of cash and cash equivalents; or (3)  assets consisting of any amount of cash and cash equivalents and nominal other assets.

Nominal Operations

The definition of a shell company under Rule 144 (i)(1) does not include a development stage company engaged in an actual business.  Further, footnote 172 to SEC Release No. 33-8869 (the release accompanying the final amendments to Rule 144) provides that the amendments, which among other things were intended to exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a “’startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company.” Footnote 172 also provided that the exclusion of a “start-up company” in the definition of a shell company is based on the belief that “such a company does not meet the condition of having ‘no or nominal operations.’”  Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a “shell company”) who indicated that the definition of a shell company set forth above would capture virtually every company during its start-up phase and therefore too broad.

Pursuant to the above, the Company respectfully submits that it should not be deemed to be a company with “no or nominal operation” but should be deemed to be a development stage company that has actual operations.

 In support of such argument, please note that the Company was formed in November 2010 and since inception, the principals of the Company have dedicated a significant amount of time and funds to support the operations of the Company.  The Company has previously entered into agreements with vendors, particularly, American Airlines as well as Royal Kona Resort, and its officers and directors are actively working to enable the development of the Company’s operations, including by continuing to establish relationships with vendors and potential participants in its tours.  In addition, the Company is in the process of organizing a greater number of trips to be conducted in 2012 when compared to 2011, specifically:

1.
Tour Scheduled for June 11-19, 2012 to Geneva, Switzerland -The Company intends to offer an 8-day trip to Geneva, Switzerland for both boys and girls basketball teams.  For this particular trip, the Company has been working to secure a fixed fee arrangement with various airlines  and hotels.  In addition, the Company is currently in the process of putting together its game schedule and list of sights to see while in Geneva.

2.
Tour Scheduled for June 25-July 3, 2012 to Kona, Hawaii -  In cooperation with the head of the boys and girls soccer teams at Daviess County High School in Owensboro, KY, the Company intends to conduct a tour to Kona, Hawaii for boys and girls basketball and boys and girls soccer teams.  The Company has secured bids for round-trip tickets from Louisville, KY to Kona.   In addition, the Company is in the process of arranging for accommodations at the Royal Kona Hotel.

3.
Tour Scheduled for July 7-14, 2012 to Nassau, Bahamas - Through the efforts of the Company’s director and secretary, Jon Albaugh, and local basketball promoter, Jeff Rodgers, the Company has arranged for a tour to Nassau, Bahamas for boys and girls basketball teams.  The Company is also planning to arrange for some of the exhibition games to be played in the newly renovated Kendal Isaacs National Gymnasium in Nassau, Bahamas.  The Company intends to seek bids for roundtrip tickets from Louisville, KY to Nassau, Bahamas and is in discussions with various beachside resorts for accommodations during such trip.

The Company further aims to arrange for a number of coaches to participate in the tours specified above.

The new initiatives outlined above have also been communicated to the Company’s shareholders via  a recent year-end letter from the Company’s President, Mr. Andrew Listerman.  For your perusal, we have attached a copy of such correspondence as Exhibit A hereto.

No or Nominal Assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets.

As of June 30, 2011, the Company had assets consisting of both cash and prepaid expenses in the aggregate amount of $106,583.  As of September 30, 2011, the Company had assets consisting of cash in the amount of $15,874.  In addition, it earned revenues of  $98,155 in July 2011, which is reflected in the financial statements of the Company for the interim period ending September 30, 2011.  However, despite the fact that the Company had assets consisting only of cash, the Company believes that its expanding operations are controlling for purposes of an analysis as to whether the Company should be deemed a shell company rather that the amount of cash on its balance sheet.   We also note that the nature of the Company’s business requires it to have assets consisting mostly of cash, as such funds are typically used as a down-payment for hotel accommodations, airfare and other costs associated with their tours.  No other assets, such as equipment or inventory, are necessary for the Company’s operations.  As such, the Company believes that it  should not be deemed a shell company because it does not fit the definition of a company with “no or nominal operations.”

Business Development Timeline, page 26

Comment 2:  Please update your disclosure in the second paragraph of this section. We note that you speak about the third quarter of 2011 as if it has not passed yet. Similarly, please update your disclosure in the fourth paragraph of this section relating to your intent to “explore the feasibility of offering an ‘early bird’ special for the 2012 tour during the third quarter of 2011.”

Response:   The Registration Statement has been revised in response to this comment.  Please see page 26.

Expenditures, page 34

Comment 3:  We note your disclosure in this section that you have included “anticipated budget for the next twelve months following the effectiveness of the registration” statement. Please update the table as of the most recent date because it includes third quarter 2011 estimates.

Response:    The Registration Statement has been revised in response to this comment.  Please see page 34.

************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to contact the undersigned at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch
David E. Danovitch, Esq.

cc:  Mr. Andrew M. Listerman

EXHIBIT A

Prime Time Travel INC
809 Heavenly Lane
Cincinnati, OH  45238

Re:  Year-End Update

December 6, 2011

Dear Investor,

As the calendar changes to November and my thoughts turn to Thanksgiving, it gives me pause to count my blessings for the past year.  I am grateful for a wonderful family and good, true friends and a good year with Prime Time Travel.  I am grateful to you for investing in the company providing opportunities for young people to compete, learn and make friendships and memories that last for a lifetime.  Just a brief update trip on this past July, we had over 50 people go to Kona, HI for a week of basketball games; sun, surf, sightseeing beaches, volcanoes, waterfalls, and Pearl Harbor; making new memories and friends with our Hawaiian hosts.  The boys’ team went undefeated with an 8-0 record while the girls’ didn’t fare as well going 1-3 but all 3 loses were close, tough games.  Even in defeat, the girls still had a great trip, and with this optimism we look to 2012.  For pictures and rosters from the 2011 Kona, HI trip please visit www.primetimetravelsports.com.  Also visit the website for updates too.  Also be sure to follow us on Twitter and like us on our Facebook page which can be accessed from our homepage.

We are very excited about the offerings for 2012.  Prime Time Travel’s current plans call for it to go international in 2012.  Our staff has been hard at work and through our contacts and network we are planning to put together three fabulous trips.  The specifics on each of the trips are as follows:

Geneva, Switzerland June 11-19, 2012 for Boys and Girls Basketball

We are proud to offer an 8 day trip to Geneva, Switzerland for both boys and girls basketball.  We have connections to a school there and we are proud to offer this international opportunity.  We are working to secure airfare and are exploring our housing options. We are currently in the process of putting together our game schedule and list of sights to see while in Geneva.

Kona, HI June 25-July 3, 2012 for Boys and Girls Basketball and Boys and Girls Soccer

Due to the positive word of mouth marketing from the participants from 2011 and those that could not make the 2011 but said they would go in 2012, we intend to conduct another trip to Kona, HI for 2012.  We intend to put together a schedule for boys and girls basketball.  We are excited to expand our group to include schedules for boys and girls soccer.  Our friend, Doug Sandifer, head boys and girls soccer coach at Daviess County High School, is once again going to head-up our soccer group just as he did back in 2004.  Doug has graciously worked this trip into his schedule again.  We have secured bids for round trip flight from Louisville, KY to Kona, HI. We plan on returning to the beautiful Royal Kona Hotel.

Nassau, Bahamas July 7-14, 2012 for Boys and Girls Basketball

We intend to offer another international trip through the work of Jon Albaugh and his contact in the Bahamas, local basketball promoter, Jeff Rodgers.  Some of the games will be played in the newly renovated Kendal Isaacs National Gymnasium.  We are exploring roundtrip flights from Louisville, KY to Nassau, Bahamas and are in talks with a beachside resort for accommodations.

Our list of coaches that have expressed serious interest in heading up teams for our 2012 trips are:  Boys Basketball John Tinsley, Grayson County High School; Boys Basketball Darryl Travis, Edmonson County High School; Girls Basketball Tim Mudd, Elizabethtown High School; Girls Basketball Allison Denton, Lafayette High School; Boys and Girls Soccer Doug Sandifer, Daviess County High School.  John, Darryl, Tim, and Doug have all traveled with us in the past and John Darryl and Tim have travelled internationally in the past with sports teams too.  We are in the process of evaluating coaches for our trips.

We are very excited about our offerings for 2012 and feel that this year will be our best yet.  Please check the website for further updates as we finalize the details on each of our trips.  If at any time you have questions don’t hesitate to contact me.

Thank you and sincerely,

Andrew M. Listerman
President, Prime Time Travel, Inc.